UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(X)	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2009

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _______.

Commission File Number:  000-21531

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Natural Foods, Inc. Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Natural Foods, Inc.
313 Iron Horse Way
Providence, Rhode Island 02908

REQUIRED INFORMATION

I.	Financial Statements

The United Natural Foods, Inc. Retirement Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following Plan financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA, as permitted by Item 4 of Form 11-K:

Page Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules:

Form 5500, Schedule H, line 4a – Schedule of Delinquent Participant Contributions	11

Form 5500, Schedule H, line 4i – Schedule of Assets (Held at End of Year)	12

Note:  Additional supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

II.	Exhibits

23         Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator
United Natural Foods, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the United Natural Foods, Inc. Retirement Plan (the "Plan") as of July 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of July 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended July 31, 2009 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of July 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Providence, Rhode Island
January 27, 2010

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Statements of Net Assets Available for Benefits
July 31, 2009 and 2008

	2009	2008
Assets:
Investments at fair value:
Interest bearing cash	$—	$246,061
Mutual funds	64,740,734	45,925,210
Common collective trusts	12,881,656	9,024,010
United Natural Foods, Inc. Common Stock	9,097,044	6,156,839
Total investments at fair value (Note 4)	86,719,434	61,352,120
Participant loans	3,842,498	3,162,879

Receivables:
Employee contributions	250,944	242,802
Employer contributions	103,676	23,266
Other receivables	70,105	652
Total receivables	424,725	266,720
Accrued income	—	642
Total assets	90,986,657	64,782,361

Liabilities:
Excess contributions payable	132,902	141,179
Total liabilities	132,902	141,179
Net assets, reflecting investments at fair value	90,853,755	64,641,182
Adjustments from fair value to contract value for fully benefit-
responsive investment contracts	248,921	233,696
Net assets available for benefits	$91,102,676	$64,874,878

See accompanying notes to financial statements.

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
July 31, 2009 and 2008

	2009	2008
Investment income (losses):
Interest and dividends	$1,696,686	$3,901,628
Net depreciation in fair value of investments	(3,310,948)	(10,204,073)
Total investment losses	(1,614,262)	(6,302,445)
Contributions:
Employee contributions	7,104,990	6,299,158
Employer contributions	2,899,943	2,418,794
Rollover contributions	511,767	567,181
Total contributions	10,516,700	9,285,133
Total additions	8,902,438	2,982,688
Deductions from net assets attributed to:
Benefits paid directly to participants	5,722,739	5,776,921
Deemed distributions of participant loans	68,307	10,727
Administrative expenses	44,894	33,981
Total deductions	5,835,940	5,821,629
Net increase (decrease)	3,066,498	(2,838,941)
Transfer from related plan (Note 9)	23,161,300	—
Net assets available for benefits, beginning of plan year	64,874,878	67,713,819
Net assets available for benefits, end of plan year	$91,102,676	$64,874,878

See accompanying notes to financial statements.

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Notes to Financial Statements
July 31, 2009 and 2008

(1)	Plan Description

The following description of the United Natural Foods, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, including the adoption agreement, for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan providing retirement benefits for all eligible employees of United Natural Foods, Inc. and its subsidiaries (the “Company” or “Plan Administrator”).  Substantially all employees who have completed six months of service are eligible to join the Plan on the first day of each month.  The Plan initially became effective on October 1, 1989 and the adoption agreement was amended effective December 31, 2008.  The Plan’s fiscal year ends on July 31, however, as disclosed in Note 10, effective December 31, 2009 the Plan’s fiscal year ends on December 31.

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Contributions

Each year, participants may contribute up to 60% of their eligible pretax compensation, as defined in the Plan, subject to limitations established by the Internal Revenue Code.

The Company may elect to make discretionary matching contributions to the Plan. During the years ended July 31, 2009 and 2008, the Company matched 50% up to 8% of eligible compensation that a participant contributed to the Plan.  These matching contributions totaled $2,899,943 and $2,418,794 in 2009 and 2008, respectively.

(c)	Participant Accounts

The Plan’s record keeper maintains an account in the name of each participant to which each participant’s contributions, the Company’s contributions for such participant, and the participant’s share of the net earnings, losses and expenses, if any, of the various investments are recorded.  Allocations are generally based on eligible participant account balances.  The earnings on the assets held in each of the funds and all proceeds from the sale of such assets are held and reinvested in the respective funds.

Participants may transfer rollover contributions of before-tax dollars from a prior employer’s eligible retirement plan, as defined in the Plan, or an Individual Retirement Account, into their Plan accounts.  Rollovers must be made within the time limits prescribed by the Internal Revenue Service.

(d)	Vesting

Participants are immediately fully vested in their rollover contributions, employee pretax contributions, qualified nonelective contributions and any earnings thereon. Vesting in the Company’s contribution portion of a participant’s account (whether through matching or nonelective contributions) plus any earnings thereon is based on years of continuous service. Generally, prior to January 1, 2009, a participant was 100% vested in such contributions after five years of credited service, with 20% vesting each year over five years.  The Plan was amended effective December 31, 2008 to modify the vesting schedule to 25% annually, with 100% vesting after four years of service.  Participants earn one year of service for each twelve months of service completed with the Company.

(e)	Participant Loans

Participants (other than eligible employees who have made rollover contributions to the Plan but are not yet active participants, or owner-employees or shareholder-employees) may borrow from their fund accounts.  Loans are secured by the vested portion of a participant’s account balance, with a $1,000 minimum principal amount for each loan and a maximum principal amount that cannot exceed the lesser of $50,000 or 50% of the participant’s vested account balance. The loans have a maximum term of five years (except for loans used to purchase principal residences), but become immediately payable upon death, termination, or disability.  The loans bear interest at rates that range from 3.25% to 10.5%, which were commensurate with local prevailing rates as determined by the Plan Administrator at the date of the loan. Principal and interest are paid ratably through automatic payroll deductions.

(f)	Distribution of Benefits

Participants (or, in the event of a participant’s death, their beneficiary) may request a distribution of all or part of the value in their accounts in accordance with the terms and conditions of the Plan upon retirement, termination of service, disability, or death. In addition, participants who have attained age 59 1/2 may elect to withdraw all or a portion of their vested accounts while they are still employed by the Company.  Participants with account balances greater than $1,000 may defer receipt of their distributions until they are required by law to receive minimum required distributions.

Benefit payments may be made in a lump-sum distribution or in installments. The participant or beneficiary is entitled to select the manner in which benefit payments are received subject to the terms of the Plan. If the participant’s vested account balance is $1,000 or less, payment must be made in a lump-sum distribution.

Withdrawals of deferral contributions for financial hardship are permitted provided they are for a severe and immediate financial need, and that the participant has exhausted all other assets reasonably available to him, including obtaining a loan from the Plan and any other qualified plan maintained by the Company, prior to obtaining the hardship withdrawal.

(g)	Forfeited Amounts

At July 31, 2009 and 2008, the balance of forfeited nonvested accounts totaled $53,008 and $73,641, respectively. These account balances are used to reduce future employer contributions. During the years ended July 31, 2009 and 2008, forfeited amounts totaling $54,434 and $53,117, respectively, were used to reduce employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Payments of Benefits

Benefits are recorded when paid.

(c)	Valuation of Investments

The Plan’s investments are stated at fair value. Shares of registered investment companies and United Natural Foods, Inc. Common Stock are valued at quoted market prices in active markets.  Common Collective Trusts are valued at the sum of the fair value of the investment “wrapper” and the underlying assets of commingled funds as reported by Fidelity Management Trust Company.  Money market funds are valued at cost which approximates fair value.  See Note 4 for further discussion of the methods used to determine the fair value of investments held by the Plan.

In 2009 and 2008, certain investment options offered by the Plan, the Fidelity Advisor Stable Value Portfolio and Fidelity Managed Income Portfolio, are common collective trusts that are invested in contracts deemed to be fully benefit-responsive within the meaning of Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 962-325, Defined Contribution Pension Plans – Investments (Other) (“ASC 962-325”). ASC 962-325 provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation and disclosure of fully benefit-responsive investment contracts. It also requires that these investments be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, investments as reflected in the Statements of Net Assets Available for Benefits state the Fidelity Advisor Stable Value Portfolio and Fidelity Managed Income Portfolio at fair value, with a corresponding adjustment to reflect the investments at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Net depreciation in fair value of investments includes both realized and unrealized gains and losses.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Valuation of Participant Loans

Participant loans are recorded at amortized cost.

(e)	Administrative Expenses

Administrative expenses as reported on the financial statements include various fees charged to participants for transactions. All other administrative expenses including legal and audit fees are paid by the Company.

(f)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(g)	Risks and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

(3)	Investments

The following investments at fair value represent 5% or more of the Plan’s net assets available for benefits at July 31, 2009 and 2008:

Description	2009	2008
Fidelity Advisor Stable Value Portfolio	$9,056,334	$9,024,010
United Natural Foods, Inc. Common Stock	9,097,044	6,156,839
Fidelity Freedom 2020 Fund	7,056,926	**
PIMCO Total Return Fund	5,533,269	**
Fidelity Freedom 2015 Fund	4,818,366	**
Fidelity Advisor Mid Cap Fund	**	4,864,113
Fidelity Advisor Growth & Income Fund	**	3,618,638
Fidelity Advisor Freedom 2020 Fund	**	3,540,164
Fidelity Advisor Diversified International Fund	**	3,520,177

**	Amount represents less than 5% of the Plan’s net assets during the respective year, presented for comparative purposes.

During the years ended July 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought, sold, and held during the years) appreciated or (depreciated), as applicable, in value as follows:

	2009	2008
Mutual funds	$(6,238,905)	(8,376,941)
United Natural Foods, Inc. Common Stock	2,927,957	(1,827,132)
	$(3,310,948)	(10,204,073)

(4)	Fair Value Measurements

Effective August 1, 2008, the Plan adopted ASC 820, Fair Value Measurements and Disclosures (“ASC 820”).  ASC 820 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities.

ASC 820 defines fair value as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  Its objective is to provide a consistent definition of fair value which focuses on exit price and emphasizes the use of market-based inputs over entity-specific inputs.  ASC 820 places a higher priority on the use of observable inputs over unobservable inputs.  A fair value hierarchy based on inputs was developed to categorize assets into three levels:

Level 1:  Assets that have observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets (NYSE, NASDAQ or the Chicago Board of Trade).  Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Level 2:  Assets that have inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset.  Inputs are observable but do not solely rely on quoted market prices to establish fair value.

Level 3:  Assets with unobservable inputs. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.  There have been no changes in the methodologies at July 31, 2009 compared to July 31, 2008.

Mutual Funds
Mutual funds within the Plan classified as Level 1 assets are valued at the published closing price in active markets (NYSE, NASDAQ or the Chicago Board of Trade).

Common Stock
UNFI Common Stock is valued at the closing price reported on the NASDAQ Global Select Market, and therefore presented as a Level 1 asset.

Common Collective Trusts
The guaranteed investment contracts (or “GIC”) are comprised of wrapper contracts and underlying investments. The fair value of the wrapper contracts represents the difference between the replacement cost and actual cost of the contracts and is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, an appropriate discount rate and the duration of the underlying portfolio securities. These inputs are considered unobservable inputs in that they reflect the Plan's own assumptions about the inputs that market participants would use in pricing the asset or liability and therefore would be considered Level 3 assets. The Plan believes that this is the best information available for use in the fair value measurement. The underlying assets are commingled funds which are valued using the NAV which is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market as defined above under “Mutual Funds”, and are therefore classified as Level 2 assets.  As the fair market value of the wrapper contracts represent an insignificant amount of the total value of the Common Collective Trusts, they have been shown combined as Level 2 assets.

Below are the Plan’s investments carried at fair value on a recurring basis by the ASC 820 fair value hierarchy levels:

	Level 1	Level 2	Level 3
Mutual Funds	$64,740,734	$-	$-
Common Stock	9,097,044	-	-
Common Collective Trusts	-	12,881,656	-
Totals	$73,837,778	$12,881,656	$-

(5)	Related Party Transactions

Certain Plan investments are shares of registered investment companies and common collective trusts managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee and custodian as defined by the Plan. Activity involving these funds qualify as party-in-interest transactions. In addition, at July 31, 2009 and 2008, the Plan held 336,511 and 320,335 shares of the Company’s $0.01 par value per share common stock, respectively.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Internal Revenue Code. In the event of plan termination, participants will become 100% vested in their accounts.

(7)	Income Tax Status

The Plan is a nonstandardized safe harbor prototype plan sponsored by Fidelity Management and Research Company. Fidelity Management and Research Company obtained an opinion letter on the Plan dated October 9, 2003 stating that the form of the Plan is acceptable under Section 401 of the Internal Revenue Code. Generally, the Plan Administrator and the Plan may rely on the opinion letter received by Fidelity Management and Research Company as to the form of the Plan qualifying under the Internal Revenue Code (except as otherwise noted in the opinion letter). Additionally, the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of July 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	91,102,676	64,874,878
Plus excess contributions payable current year	132,902	141,179
Adjustment for benefit payments requested but not yet	-	(2,028)
paid at Plan year end
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(248,921)	(233,696)
Net assets per the Form 5500	90,986,657	64,780,333

The following is a reconciliation of employee contributions, total additions, and total deductions per the financial statements for the years ended July 31, 2009 and 2008 to Form 5500:

	2009	2008
Employee contributions per the financial statements	$7,104,990	$6,299,158
Plus excess contributions payable current year	132,902	141,179
Difference between prior year actual and accrual for excess
contributions	(4,865)	(17,360)
Employee contributions per the Form 5500	$7,233,027	$6,422,977

Total additions per the financial statements	$8,902,438	$2,982,688
Change in the adjustment from contract value to fair value
for fully benefit-responsive investment contracts	(15,225)	(143,938)
Items to reconcile employee contributions per the financial
statements to employee contributions per the Form 5500	128,037	123,819
Total income per the Form 5500	$9,015,250	$2,962,569

Total deductions per the financial statements	$5,835,940	$5,821,629
Adjustment for benefit payments requested but not yet paid	-	2,028
Adjustment for benefit payments requested in prior year
but not paid until the current year	(2,028)
Plus excess contributions paid during the current year	136,314	119,806
Total expenses per the Form 5500	$5,970,226	$5,943,463

(9)	Plan Merger and Transfer of Plan Assets

On December 31, 2008, all participant accounts in the Millbrook Distribution Services, Inc. Retirement Plan were merged into the Plan. Balances of $23,161,300 were transferred into the Plan.

(10)	Subsequent Events

(a)
By a letter dated November 1, 2007, the U.S. Department of Labor (“DOL”) initiated a review of the Plan’s operations. The DOL informed the Plan Sponsor by letter dated April 9, 2009, that it had found the Plan Sponsor delinquent in remitting participants’ contributions. The Plan Sponsor responded to the DOL by letter dated April 23, 2009.  The DOL informed the Plan Sponsor, by letter dated August 17, 2009, that the Sponsor’s proposed corrective action plan to prospectively reduce the time to remit payroll contributions to five business days is sufficient and no further action would be taken.

(b)	Effective December 31, 2009, the Plan was amended to change the Plan’s fiscal year end from July 31 to December 31.

Schedule I

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Schedule H, line 4a – Schedule of Delinquent Participant Contributions year ended July 31, 2009

Participant Contributions Transferred Late to Plan	Total That Constitutes Non-exempt Prohibited Transactions
$ 104	$ 104 (1)

(1)
Represents delinquent participant elective deferral contributions that were deposited in trust later than the applicable ERISA timely deposit deadline. The Company remitted such contributions plus the applicable gains/losses for each employee, which totalled a loss of $2, to the Plan during September 2009.

See accompanying report of independent registered public accounting firm.

Schedule II

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
July 31, 2009

Identity of issuer,		Number
borrower, lessor,		of units/	Current
or similar party	Description of investment	shares	value
Mutual funds:
*Fidelity	Freedom 2020 Fund	609,933	$7,056,926
PIMCO	Total Return Fund	520,533	5,533,269
*Fidelity	Freedom 2015 Fund	495,207	4,818,366
*Fidelity	Fidelity Fund	172,131	4,446,150
*Fidelity	Freedom 2030 Fund	382,543	4,315,084
*Fidelity	International Discovery Fund	156,928	4,304,533
MSIF	Mid Cap Growth Portfolio Fund	175,227	4,103,824
*Fidelity	Contrafund Fund	79,771	4,043,598
*Fidelity	Freedom 2010 Fund	261,457	3,064,276
*Fidelity	Spartan US Equity Index Inv Fund	83,698	2,925,251
*Fidelity	Freedom 2025 Fund	296,898	2,829,435
*Fidelity	Freedom 2040 Fund	395,798	2,564,771
Hartford	Small Company HLS IB Fund	175,017	2,135,208
Allianz NFJ	NFJ Dividend Value Admin Fund	217,230	2,020,238
*Fidelity	Capital & Income Fund	244,650	1,827,533
*Fidelity	Spartan Extended Market Index Fund	57,023	1,525,367
*Fidelity	Balanced Fund	85,463	1,280,242
*Fidelity	Leveraged Company Stock Fund	62,020	1,212,490
Janus	Perkins Mid Cap Value J Fund	60,868	1,074,329
Calvert	Investment Equity I Fund	33,018	942,346
*Fidelity	Government Income Fund	83,480	898,246
*Fidelity	Freedom 2035 Fund	79,199	736,552
*Fidelity	Freedom Income Fund	36,945	380,904
*Fidelity	Freedom 2005 Fund	30,654	289,064
Allianz NFJ	NFJ Small Cap Value Instl Fund	11,736	252,670
*Fidelity	Freedom 2045 Fund	14,213	108,731
*Fidelity	Freedom 2050 Fund	6,826	51,331
	Subtotal Mutual Funds		64,740,734
Common Collective Trusts:
*Fidelity	Advisor Stable Value Portfolio	9,173,772	9,056,334
*Fidelity	Managed Income Portfolio	3,956,804	3,825,322
	Subtotal Common Collective Trusts		12,881,656
Company Stock:
*UNFI	Common Stock	336,511	9,097,044
	Subtotal Company Stock		9,097,044
Participant Loans:
*Participant loans	Interest rates ranging from 3.25% to 10.5%
	and maturities from September 2, 2009
	through August 20, 2022	707	3,842,498
	Total (Held at End of Year)		$90,561,932
*Party-in-interest

See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Natural Foods, Inc. Retirement Plan

Date: January 27, 2010	By:	United Natural Foods, Inc., as
Plan Administrator

	By:	/s/ Mark E. Shamber
Mark E. Shamber
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm